CYBRA CORPORATION
One Executive Boulevard
Yonkers, New York 10701

Ms. Maryse Mills-Apenteng
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

July 7, 2010

Re:	CYBRA Corporation
Preliminary Revised Information Statement on Schedule 14C
Filed July 2, 2010
File No. 000-52624

Dear Ms. Mills-Apenteng:

We are responding to your comment letter dated July 7, 2010, regarding our Preliminary Revised Information Statement on Schedule 14C filed on July 2, 2010 (the “Information Statement”).  We sincerely appreciate the SEC’s interest in assisting us in providing more transparency in our disclosure.

Set forth below are our responses to your comment letter. For your convenience, the number and comment (in bold) before each response correspond to the item numbers and related comments from your comment letter.

Revised Preliminary Information Statement on Schedule 14C Filed on July 2, 2010

Proposal 1. Amendment of Certificate of Incorporation, page 3

1.
We note your statement that the Board of Directors has proposed the authorization of the “blank check” preferred stock in order to enhance your flexibility to attract future financing, to develop your business and to improve your ability to acquire assets in the future.  We also note that you intend to issue only 2,090,000 of the 10,000,000 shares of the preferred stock in exchange for the Debentures.  Please provide an unambiguous statement as to whether you presently have any plans, proposals or arrangements to issue any of the remaining 7,910,000 authorized shares of preferred for any purpose, including future acquisitions and/or financings.  If so, please revise your disclosure to include materially complete descriptions of the future acquisitions and financing transactions.  If not, please clearly state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of preferred stock.

Response

We recognize that we did not discuss whether we have any plans, proposals or arrangements to issue any of the remaining 7,910,000 authorized shares of preferred stock.  Accordingly, we have revised Proposal 1. Amendment of Certificate of Incorporation, page 3, to indicate that we do not presently intend to issue such shares of preferred stock.   For your convenience, please find attached hereto as Exhibit A page 3 of our Information Statement marked to include such additional language.

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After reviewing the staff’s comments on our Information Statement, we appreciate and find merit with the staff comments on the filing.  We will follow the staff’s guidance with respect to these disclosure items in our future filings.

We are responsible for the adequacy and accuracy of the disclosure in the filing. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We further understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 If you require further clarification or have any additional questions or comments concerning this letter, please contact me at (914) 963-6600, or our counsel, Eric Honick, Snow Becker Krauss P.C., at 212-455-0440.

Sincerely yours,
/s/ Harold Brand
Harold Brand
Chief Executive Officer

EXHIBIT A

Is a list of shareholders entitled to vote at the Special Meeting available?

The list of shareholders of record as of the record date will be available at the Special Meeting for the purpose of determining the shareholders that have the right to vote at the Special Meeting.

PROPOSAL 1. AMENDMENT OF CERTIFICATE OF INCORPORATION

AMENDMENT OF CERTIFICATE OF INCORPORATION

The purpose of the Special Meeting is to authorize an amendment of our Certificate of Incorporation to authorize us to issue 10,000,000 shares of preferred stock, $0.001 par value per share.  The terms of the preferred stock are summarized under Description of Securities—Preferred Stock below. The complete text of the amendment of our Certificate of Incorporation is appended to this information statement as Exhibit A.

On June 11, 2010, our Board of Directors, believing it to be in the best interests of CYBRA and our shareholders, approved, and recommended that our shareholders approve, the amendment of our Certificate of Incorporation.  Under the terms of the preferred stock, our Board of Directors will have the right to fix and determine all classes and series of preferred stock, including their designations, preferences, voting rights, dividends, and other terms and variations from time to time.  The Board of Directors has proposed the authorization of this “blank check” preferred stock in order to enhance our flexibility to attract future financing, to develop our business and to improve our ability to acquire assets in the future.  The authorization of the preferred stock will provide us with increased flexibility by providing more shares of another type of security in addition to our Common Stock, as it will allow preferred stock to be available for issuance without immediate dilution to our existing Common Stock.

More specifically, we have agreed with certain holders of our 8% Convertible Debentures (“Debentures”) that if the amendment of our Certificate of Incorporation is approved, we will issue a total of 2,090,000 shares of Series A 10% Convertible Preferred Stock (“Series A Preferred Stock”) to them in exchange for their Debentures.  The terms of the proposed exchange, together with a description of the Series A Preferred Stock, are described under “Exchange of Debentures for Preferred Stock” below.  We do not presently have any plans, proposals or arrangements, written or otherwise, to issue any of the remaining 7,910,000 authorized shares of Series A Preferred Stock for any purpose, including future acquisitions and/or financings.

In connection with the Securities Exchange Agreements described under “Exchange of Debentures for Preferred Stock” below, Harold L. Brand, our Chairman and Chief Executive Officer, has agreed to vote in favor of the amendment of our Certificate of Incorporation. Mr. Brand owned 50.4% of our outstanding shares of Common Stock on the record date. Since Mr. Brand owned more than a majority of our outstanding shares on the record date and he has agreed to vote to approve the amendment, we believe the amendment will be approved at the Special Meeting.

DESCRIPTION OF SECURITIES

General

We are currently authorized to issue 100,000,000 shares of Common Stock, $0.001 par value, and 2,000 shares of preferred stock, $1.00 par value. There are 14,745,364 shares of Common Stock outstanding, and no shares of preferred stock outstanding, as of the date of this information statement.

Common Stock

Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders.  Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, as well as any other distributions to the shareholders and, in the event of liquidation, dissolution or winding up of CYBRA, are entitled to share ratably in all assets of

A-1